UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

SCHEDULE 13D

———————

Under the Securities Exchange Act of 1934

GelTech Solutions, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

368537 106

(CUSIP Number)

Warren Mosler

3980 RCA Blvd., Ste. 8002

P.O. Box 31041

Palm Beach Gardens, Florida 33420

(340) 718-7710

With copies to:

Mario Aiello

Valance Company

500 Estate Southgate

Christiansted, VI  00820

(340) 718-7710

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1

The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368537 106	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Warren Mosler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,956,176 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 19,956,176 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,956,176 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (2)
14	TYPE OF REPORTING PERSON* In – Individual

———————

(1) Represents (i) 13,479,938 shares of common stock and (ii) warrants to purchase 6,476,238 shares of common stock. (2) Based on 85,238,790 shares outstanding as of April 11, 2018.

CUSIP No. 368537 106	13D	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of GelTech Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1460 Park Avenue South, Suite 1, Jupiter, Florida 33458.

ITEM 2.	IDENTITY AND BACKGROUND

a.	This statement is filed on behalf of Warren Mosler (the “Reporting Person”).

b.	The Reporting Person’s principal business address is 500 Estate Southgate, Christiansted, VI.

c.	The Reporting Person’s present principal occupation is Individual Investor.

d.	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f.	The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In August 2017, the Issuer and the Reporting Person entered into a Stock Purchase Agreement whereby the Reporting Person committed to purchase up to $1,800,000 shares of the Issuer’s common stock until August 1, 2018, subject to Mr. Michael Reger, the Issuer’s President, continuing to serve as an officer of the Issuer. The Issuer has the right to direct the Reporting Person to purchase up to $150,000 of shares in any calendar month. The price paid for the shares is the closing price of the Issuer’s common stock on the trading day immediately before the Issuer delivers its notice to the Reporting Person. The Reporting Person is not be obligated to make purchases under the agreement if the price is above $0.50 per share. The Reporting Person has purchased 7,745,762 shares of common stock and 3,872,883 two-year warrants under the Stock Purchase Agreement.

On February 8, 2018, the Reporting Person acquired 1,200,000 shares of the Issuer’s common stock and warrants to purchase 600,600 shares of common stock for $150,000.  This purchase was pursuant to the Stock Purchase Agreement described above and is included in the total amount of securities purchased under the Stock Purchase Agreement.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Reporting Person acquired all securities of the Issuer presently owned by it for investment purposes.

The Reporting Person has no plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

Depending on market conditions, the Reporting Person may dispose of (subject to Section 16(b) of the Securities Exchange Act of 1934) or acquire additional shares of the Issuer. The Reporting Person expects to consider and evaluate on an ongoing basis all options with respect to its investment in the Issuer.

CUSIP No. 368537 106	13D	Page 4 of 5 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  The Reporting Person beneficially owns 19,956,176 shares of the Issuer’s common stock including 13,479,938 shares of common stock and (ii) warrants to purchase 6,476,238 shares of common stock.  This amounts to approximately 23.4% of the 85,238,790 shares outstanding as of April 11, 2018.

(b)  The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

(c)  During the past 60 days prior to the date hereof, the following transactions occurred: On March 15, 2018, the Reporting Person purchased 833,333 shares of common stock and warrants to purchase 416,667 shares of common stock for $150,000. On April 10, 2018, the Reporting Person purchased 682,128 shares of common stock and warrants to purchase 341,064 shares of common stock for $150,000.

(d)  To the best knowledge of the Reporting Person, no person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)  Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 368537 106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2018	By:	/s/ Warren Mosler
Warren Mosler

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).